**CASCADE INVESTMENT GROUP, INC.**

**REPORT PURSUANT TO RULE 17a-5**

**FINANCIAL STATEMENTS**

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

**DECEMBER 31, 2025**

| OMB APPROVAL |
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| SEC FILE NUMBER |
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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cascade Investment Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 E. Pikes Peak Avenue, Suite 200
(No. and Street)

Colorado Springs (City) CO (State) 80903 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Wrubel (Name) 719-632-0818 (Area Code – Telephone Number) rwrubel@ciginc.net (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2320 South (Address) Salt Lake City (City) UT (State) 84119 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 457 (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
| --- |
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Robert Wrubel _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cascade Investment Group, Inc. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KIERSTEN STEEL
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20204016136
MY COMMISSION EXPIRES MAY 7, 2028

Signature:

Title: President

Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Cascade Investment Group, Inc.
# Table of Contents



Haynie

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Management
of Cascade Investment Group, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Cascade Investment Group, Inc. as of December 31, 2025, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cascade Investment Group, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Cascade Investment Group, Inc.'s management. Our responsibility is to express an opinion on Cascade Investment Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cascade Investment Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information, Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Cascade Investment Group, Inc.'s financial statements. The supplemental information is the responsibility of Cascade Investment Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie

Haynie
Salt Lake City, Utah
March 2, 2026

We have served as Cascade Investment Group, Inc.'s auditor since 2021.

## CASCADE INVESTMENT GROUP, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2025

**ASSETS**

CURRENT ASSETS

| | |
|---|---|
| Cash and cash equivalents | 505,159 |
| Investments | 169,439 |
| Other assets | 30,975 |
| Cash held on deposit with clearing broker | 25,000 |
| | |
| Total current assets | 730,573 |
| | |
| PROPERTY AND EQUIPMENT | 24,773 |
| | |
| DEFERRED TAX ASSET, NET | 45,200 |
| | |
| RIGHT OF USE ASSET | 74,316 |
| | |
| TOTAL ASSETS | 874,862 |

**LIABILITIES AND SHAREHOLDERS' EQUITY**

CURRENT LIABILITIES

| | |
|---|---|
| Accounts payable and accrued expenses | 8,898 |
| Commissions payable | 146,736 |
| Office lease liability - current portion | 49,791 |
| Other lease liability - current portion | 2,070 |
| | |
| Total current liabilities | 207,495 |

LONG TERM LIABILITIES

| | |
|---|---|
| Office lease liability | 21,533 |
| Other lease liability | 8,358 |
| | |
| Total long-term liabilities | 29,891 |
| | |
| TOTAL LIABILITIES | 237,386 |

Commitments and Contingencies (Note 9)

SHAREHOLDERS' EQUITY

| | |
|---|---|
| Common stock, no par value, 5,000 shares authorized, 120 shares issued and outstanding | 501,923 |
| Retained earnings | 135,553 |
| | |
| TOTAL SHAREHOLDERS' EQUITY | 637,476 |
| | |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $874,862 |

The accompanying notes are an integral part of these financial statements.

# CASCADE INVESTMENT GROUP, INC.
## STATEMENT OF OPERATIONS
## DECEMBER 31, 2025

| | |
|---|---:|
| **REVENUES** | |
| Asset management fees | 2,850,774 |
| Commissions | 178,982 |
| Investment gain | 12,965 |
| Interest income | 5,188 |
| | |
| Total Revenues | 3,047,909 |
| | |
| **EXPENSES** | |
| Commissions | 1,719,812 |
| Employee compensation and benefits | 585,941 |
| Occupancy | 104,538 |
| Clearance fees | 58,998 |
| Compliance expense | 52,823 |
| Communications and data processing | 91,876 |
| General and administrative expense | 146,840 |
| Other operating expenses | 20,275 |
| | |
| Total Expenses | 2,781,103 |
| | |
| OPERATING INCOME | 266,806 |
| | |
| Interest Expense | (3,972) |
| | |
| INCOME BEFORE INCOME TAXES | 262,834 |
| | |
| Net income tax expense | (69,477) |
| | |
| NET INCOME | 193,357 |

The accompanying notes are an integral part of these financial statements.

# CASCADE INVESTMENT GROUP, INC.
## STATEMENT OF SHAREHOLDERS' EQUITY
## DECEMBER 31, 2025

<u>Common Stock</u>

|  | Number of shares | Amount | Retained Earnings | Total Shareholders' Equity |
|---|---|---|---|---|
| Balance, January 1, 2025 | 120 | 501,923 | (57,804) | 444,119 |
| Net Income | - | - | 193,357 | 193,357 |
| Balance, December 31, 2025 | 120 | 501,923 | 135,553 | 637,476 |

## CASCADE INVESTMENT GROUP, INC.
## STATEMENT OF CASH FLOWS
## DECEMBER 31, 2025

| | |
|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Income | $193,357 |
| Adjustments to reconcile net income to net cash | |
| provided by operating activities: | |
| Depreciation | 8,203 |
| Amortization of right to use asset | 52,157 |
| Net realized and unrealized gain on investment securities | (12,965) |
| Deferred income taxes | 55,200 |
| | |
| Changes in assets and liabilities: | |
| Other assets | 11,282 |
| Accounts payable and accrued expenses | 14,341 |
| Changes in lease liability | (54,727) |
| | |
| Net cash provided by operating activities | 266,848 |
| | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Proceeds from sale of investments | 53,481 |
| Payments for purchase of investments | (94,005) |
| Purchase of property and equipment | (2,087) |
| | |
| Net cash used in investing activities | (42,611) |
| | |
| NET INCREASE IN CASH | 224,237 |
| CASH AND CASH EQUIVALENTS, Beginning of year | 280,922 |
| CASH AND CASH EQUIVALENTS, End of year | 505,159 |
| | |
| **SUPPLEMENTAL CASH FLOW INFORMATION** | |
| Income taxes | 3,200 |
| | |
| **NON-CASH FINANCING ACTIVITIES** | |
| Right-of-Use asset obtained in exchange for new lease liability | 11,564 |

The accompanying notes are an integral part of these financial statements.

1.    **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

**Organization —** Cascade Investment Group, Inc. (the "Company"), is a Colorado corporation organized on September 16, 1993. The Company is a broker/dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, in connection with its activities as a broker/dealer, is an introducing firm and is prohibited from receiving funds or securities from its customers; rather, the Company utilizes a clearing broker to perform the custodial functions. The Company maintains one office in Colorado Springs, Colorado.

**Use of Estimates —** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

**Income Taxes —** In accordance with FASB ASC TOPIC 740 – "Income Taxes", the Company accounts for income taxes using the asset and liability method, under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

**Revenue Recognition —**The Company recognizes revenues in accordance with ASC Topic 606, *Revenue from Contracts with Customers,* which provides comprehensive guidance for recognizing revenue from contracts with customers. Revenue is recognized when the entity transfers promised goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The guidance includes a five-step framework that requires an entity to: (a) identify the contract(s) with a customer, (b) identify the performance obligation in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies the performance obligation.

**Asset Management Fees** — The Company recognizes other income earned from managed account fees from registered investment advisory clients.  The Company receives managed account fees at the beginning of each quarter from its clients based on the previous quarter's average daily value of the clients' accounts and records them as deferred revenue until they are earned. Revenues are earned and recognized proportionally over the remaining months of the quarter.

**Commission Revenue and Principal Transactions —** The Company buys and sells securities on behalf of customers either as an agent or on a riskless principal basis. For each customer buy or sell transaction, the Company earns a commission. When acting as principal, the Company also recognizes gains or losses from the transaction. Principal transaction income, commission revenue, and related clearing expenses are recognized and recorded on the trade date. The Company has determined that its performance obligation is satisfied on the trade date, as this is the point at which the underlying financial instrument and counterparties are identified, pricing is agreed upon, and the risks and rewards of ownership transfer to or from the customer.

**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

**Recent Accounting Standards Not Yet Adopted —** In 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). This update requires public business entities to provide enhanced disclosures disaggregating certain expense captions presented on the face of the income statement, including specified natural expense categories. The standard is effective for annual periods beginning after December 15, 2026. The Company is currently evaluating the impact of the adoption of this guidance will have on its financial statements.

**Recently Adopted Accounting Pronouncements —** In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures which expands income tax disclosures for public entities, including requiring enhanced disclosures related to the rate reconciliation and income taxes paid information. The guidance is effective for annual disclosures for fiscal years beginning after December 15, 2024, with early adoption permitted. The guidance should be applied on a prospective basis, with retrospective application to all prior periods presented in the financial statements permitted. During the fourth quarter of 2025, the Company elected to adopt this guidance prospectively and added necessary disclosures upon adoption as disclosed in Note 11, Income Taxes.

**Interest income —** The clearing firm, in accordance with the client's clearing agreement, can extend credit to clients holding a margin account while securities are hypothecated. The clearing firm charges the client an annual interest rate on the debit balance.

**Commission Expense —** The Company's revenues and expenses from securities transactions are generally recorded on the trade date, which is the date the transaction is executed. Certain expenses are recognized on an accrual basis pursuant to requirements set forth in SEC Rule 15c3-1.

**Leases —** For leases with terms in excess of one year, the Company recognizes a right-of-use asset and corresponding liability based on the present value of minimum lease payments over the lease term, including non-lease components such as fixed common area maintenance costs and other fixed costs. The discount rate used in determining the present value of leases is the Company's incremental borrowing rate. The lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The right-of-use assets also include any prepaid lease payments and lease expense is recognized on a straight-line basis over the lease term if the right-of-use asset has not been impaired or abandoned.

**Cash and Cash Equivalents —** The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

**Receivables —** The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

**Property and Equipment —** Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of assets which are 5 years for office equipment.

**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

**Concentrations of Credit Risk —** The Company maintains cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts. As of December 31, 2025, the Company's bank account cash balance did not exceed the FDIC insurance limits.

**Fair Value of Financial Instruments —** The carrying value of cash, prepaid expenses, and accounts payable approximates fair value because of the short maturity of these items. Securities are reported at fair value based on quoted market prices.

**Advertising Costs —** Advertising costs are expensed as incurred. Advertising expense as of December 31, 2025, was $5,460.

**Operating Segments and Related Disclosures —** We manage our company as one reportable operating segment, this is by entity level. The segment information aligns with how the Company's Chief Operating Decision Maker ("CODM") reviews and manages our business. The Company's CODM is Robert Wrubel, President. Financial information and annual operating plans and forecasts are prepared and reviewed by the CODM at an entity level. The CODM assesses performance for the entity segment and decides how to better allocate resources based on net income that is reported on the Statements of Income. The Company's objective in making resource allocation decisions is to optimize the financial results. The accounting policies of our entity level segment are the same as those described in the summary of significant accounting policies herein. For single reportable segment-level financial information, total assets, and significant noncash transactions, see attached Financial Statements

2. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $504,688, which was in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 32.31% at December 31, 2025.

3. **REGULATORY PROVISIONS**

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the provisions of Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for determination of reserve requirements or information relating to the possession and control requirements under Rule 15c3-3.

The Company is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the Securities and Exchange Commission Release #34-70073.  The Company participates only in direct placements and accordingly does not hold cash or securities for the accounts of customers.

**4.    CLEARING AGREEMENT**

The Company has an agreement with RBC Capital Markets ("RBC") under which RBC clears all securities transactions for the Company's customers and also performs all "back room" functions for the Company. These functions include, among other things, executing customer orders as they are transmitted to RBC, preparing, and mailing transaction confirmations and customer statements directly to the Company's customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from RBC based on the number and size of transactions. The Company pays all costs associated with transactions executed through RBC plus a "per transaction" fee based on the amount of business transacted during the month.

The agreement requires, and the Company maintains, a minimum cash deposit with RBC of $25,000.

The Company currently transacts all its brokerage business through RBC. Should RBC not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on RBC's ability to continue to perform under the agreement as well as creditworthiness of RBC. It is the Company's policy to review, as necessary, the credit standing and financial viability of RBC.

**5.    INVESTMENTS**

The estimated fair market values of investments in securities December 31, 2025, are as follows:

|  | Cost | Gross Unrealized Gains/(Loss) | Estimated Fair Value |
|---|---|---|---|
| Equity Securities | $  79,199 | $  98,239 | $  169,439 |

Income from investments for 2025 consists of the following:

| | |
|---|---|
| Interest and dividends | $  5,188 |
| Realized and unrealized gains on investments | 12,965 |
| Total Income | $  18,153 |

The estimated fair value of the investments was measured using quoted prices in active markets for identical assets.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 are used to measure fair value.

INVESTMENTS (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2    Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3    Inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025.

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Investments: | | | | |
| Domestic Common Stock | $ 91,702 | — | — | $ 91,702 |
| Domestic Fixed Income | - | — | — | - |
| Domestic Equity ETFs | 77,737 | — | — | 77,737 |
| Total | $ 169,439 | $ — | $ — | $ 169,439 |

6. **PROPERTY AND EQUIPMENT**

As of December 31, 2025, property and equipment consists of office equipment and furniture that has been placed in service. Depreciation recorded during 2025 was $8,203.

7. **EQUITY**

The Company has authorized 5,000 shares of common stock, no par value per share. Each share of common stock is entitled to one vote. During 2025, no shareholders contributed to the Company and no shares of stock were issued.

8. **RETIREMENT PLAN**

The Company has a profit-sharing plan, which is qualified under Section 401(k) of the Internal Revenue Code. The Company made contributions to the plan for the year ended December 31, 2025, of $40,728.

**9.    COMMITMENTS**

Effective April 1, 2025, the Company has a master software and professional services agreement through an unrelated party under a commitment that expires March 2028, with quarterly minimum payments of $6,727. Total software expense for the year ended December 31, 2025, was $20,182. The future anticipated minimum payments are as follows:

| | |
|---|---:|
| 2026 | 26,910 |
| 2027 | 26,910 |
| 2028 | 6,727 |
| Total | $ 60,547 |

**10.    OPERATING LEASES**

The Company entered into an operating lease agreement for office space with an entity under common ownership with the Company. The Company's operating lease agreement for office space is for 60 months starting June 1, 2022 and expiring May 31, 2027. The Company entered into an operating lease for equipment rental for 60 months starting on October 12, 2020, which expired on September 28, 2025. The Company entered into an operating lease for equipment rental for 60 months starting on April 3, 2025, and expiring on May 31, 2030.

Operating lease expense was $82,937 for the year ended December 31, 2025.

Supplemental balance sheet information related to leases were as follows as of December 31, 2025:

| | |
|---|---:|
| Operating lease right-of-use assets (net of amortization -$162,741) | $ 74,316 |
| | |
| Current lease liabilities | $ 51,861 |
| Long-term lease liabilities | 29,891 |
| Total operating lease liabilities | $ 81,752 |
| | |
| Weighted average remaining lease term | 1.7996 years |
| Weighted average discount rate | 4.010% |

Maturities of lease liabilities are as follows:

| | |
|---|---:|
| 2026 | $ 54,282 |
| 2027 | 24,503 |
| 2028 | 2,781 |
| 2029 | 2,781 |
| 2030 | 1,157 |
| Total lease payments | 85,504 |
| Less: Imputed interest | (3,752) |
| Total lease payments | $ 81,752 |

11.    **INCOME TAXES**

The benefit for income taxes consists of the following for the year ended December 31, 2025:

| | | |
|---|---|---:|
| Current income tax provision | $ | 14,277 |
| Change in net deferred tax asset | | 55,200 |
| Total income tax benefit | $ | 69,477 |

The Company accounts for income taxes under Accounting Standards subtopic 740-10, "Income Taxes" ("ASC 740-10"), which requires the use of the liability method. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

Significant components of the Company's deferred income tax assets and liabilities are as follows at December 31, 2025:

| | | |
|---|---|---:|
| Deferred income tax assets: | | |
| Charitable contribution carryover | $ | 8,100 |
| Net operating loss carry-forward | | 101,000 |
| Total | | 109,100 |
| Valuation allowance | | (8,100) |
| Net deferred income tax assets | | 101,000 |
| | | |
| Deferred income tax liabilities: | | |
| Unrealized gains on investments | | (55,200) |
| Depreciation | | (600) |
| Total deferred income tax assets, net | $ | 45,200 |

The company has available at December 31, 2025, an unused net operating loss carry-forward of approximately $278,000 that may be applied against future taxable income and that will expire in 2040.

Management believes that it is more likely than not that it will realize the deferred income tax asset related to the net operating loss carryover. Management increased the beginning of year valuation allowance related to the charitable contribution carry-forward and therefore the valuation allowance decreased $8,100 during 2025.

The Company's provision for income taxes differs from the tax that would result from applying statutory rates to income before income taxes primarily because the Company has differences resulting from the application of the Company's net operating loss carry-forward on current year earnings, providing for state income taxes, the 50% limitation on meals and entertainment expenses, unrealized gains and losses on investments, and limitations on the deductibility of charitable contributions. During the year ended December 31, 2025, the Company made estimated tax payments of $3,200.

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years prior to 2022.

**Income Taxes (Continued)**

**Components of Income and Tax Expense**

The Company's income from continuing operations before income taxes and the related income tax expense for the year ended December 31, 2025, consisted of the following:

|  | 2025 |
|---|---|
| Income before income taxes (Domestic) | $ 262,834 |
| Income tax expense: | |
| Federal | 53,577 |
| State and local | 15,900 |
| Total Income Tax Expense | $ 69,477 |

**Income Taxes Paid**

In accordance with ASU 2023-09, the following table summarizes cash amounts paid for income taxes, net of refunds received, for the year ended December 31, 2025:

| Jurisdiction | 2025 |
|---|---|
| Federal (U.S.) | $ 2,800 |
| State: Colorado (1) | 400 |
| Total Income Taxes Paid, Net | $ 3,200 |

*(1) Separately disclosed as the payment exceeds 5% of total income taxes paid.*

The Company adopted guidance that expands income tax disclosures, including requiring enhanced disclosures related to the rate reconciliation and income taxes paid information, effective January 1, 2025, on a prospective basis. The federal statutory rate used is 21%. The statutory rate reconciles to the effective income tax rate as follows:

| | |
|---|---|
| Federal tax rate | 21.0% |
| State tax rate | 4.4% |
| Utilization of net operating loss | -21.1% |
| Other adjustments | 0.4% |
| Effective tax rate | 4.7% |

12.   **RELATED PARTY**

A member of the Company's Board of Directors also serves on the board of a nonprofit organization for which the Company provides asset management services. As of December 31, 2025, the Company managed approximately $3,430,640 in assets for this organization. For the year ended December 31, 2025, the Company recognized $15,599 in asset management fees related to this relationship.

13.   **SUBSEQUENT EVENTS**

On January 30, 2026, the Company evaluated transactions and events after December 31, 2025 through March 2, 2026, the date these financial statements were available to be issued.  No subsequent events are noted.

**CASCADE INVESTMENT GROUP, INC.**
**Schedule I — Computation of Net Capital Under Rule 15c3-1**
**of the Securities and Exchange Commission**
**DECEMBER 31, 2025**

| | | |
|---|---|---:|
| **Shareholders' equity** | | $637,476 |
| | | |
| Less: | Deferred tax asset | $45,200 |
| | Haircut of marketable securities | $31,987 |
| | Lease assets | $74,317 |
| | Computer and equipment | $24,773 |
| | Other | $30,828 |
| Add: | Lease liability (limited to lease assets) | $74,317 |
| | | |
| **Net Capital** | | $504,688 |
| | | |
| Aggregate indebtedness - from the Statement of Financial Condition | | $155,634 |
| Add: Excess lease liability over lease assets | | $7,435 |
| Total Aggregate Indebtedness | | $163,069 |
| | | |
| Basic net capital requirement | | $50,000 |
| | | |
| Excess net capital | | $454,688 |
| | | |
| Ratio aggregate indebtedness to net capital | | 32.31% |

Net capital as reported in Company's Part II (unaudited)
FOCUS Report as of December 31, 2025:                    $504,688

There were no material differences between the above calculation and the Company's
calculation of net capital as reflected on the unaudited form.

.

.

**CASCADE INVESTMENT GROUP, INC.**
**Schedule III — Computation for Determination of Reserve Requirements**
**And Information Relating to the Possession and Control**
**Requirements Under Rule 15c3-3**
**DECEMBER 31, 2025**

Cascade Investment Group, Inc. relies on Section K (2) (ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading and effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.



Haynie

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Management
of Cascade Investment Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cascade Investment Group, Inc. (“the Company”) identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company’s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading and effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company’s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company’s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Haynie

Haynie
Salt Lake City, Utah
March 2, 2026



CASCADE
INVESTMENT GROUP, INC.

Cascade Investment Group, Inc.'s Exemption Report

Cascade Investment Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission(17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.
(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading and effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Cascade Investment Group, Inc.

I, Robert G. Wrubel, swear that, to my best knowledge and belief, the Exemption Report is true and correct.

By: ______________________

President

February 24, 2026

719.632.0818 800.984.9074 Fax 719.632.0887
444 E. Pikes Peak Ave., Ste. 200 Colorado Springs, CO 80903
Investment Consultants Member FINRA / SIPC Established 1994



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors and Management of Cascade Investment Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Cascade Investment Group, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and the associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Haynie*

Haynie
Salt Lake City, Utah
March 2, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

## GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

| *MEMBER NAME* | *SEC No.* |
|---|---|
| CASCADE INVESTMENT GROUP INC | 8-46943 |

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

| | | | | |
|---|---|---|---|---|
| **1** | Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) | | | $ 3,047,910.00 |
| **2** | Additions: | | | |
| **a** | Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | | |
| **b** | Net loss from principal transactions in securities in trading accounts. | | | |
| **c** | Net loss from principal transactions in commodities in trading accounts. | | | |
| **d** | Interest and dividend expense deducted in determining item 1. | | | |
| **e** | Net loss from management of or participation in the underwriting or distribution of securities. | | | |
| **f** | Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. | | | |
| **g** | Net loss from securities in investment accounts. | | | |
| **h** | Add lines 2a through 2g. This is your **total additions**. | | | $ 0.00 |
| **3** | Add lines 1 and 2h | | | $ 3,047,910.00 |
| **4** | Deductions: | | | |
| **a** | Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | | $ 65,575.00 | |
| **b** | Revenues from commodity transactions. | | | |
| **c** | Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | | |
| **d** | Reimbursements for postage in connection with proxy solicitations. | | | |
| **e** | Net gain from securities in investment accounts. | | $ 12,965.00 | |
| **f** | 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | $ 2,531.00 | |
| **g** | Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | | |
| **h** | Other revenue not related either directly or indirectly to the securities business. | | | |
| | ***Deductions in excess of $100,000 require documentation*** | | | |
| **5 a** | Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income | $ 898.00 | | |
| **b** | 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) | | | |
| **c** | Enter the greater of line 5a or 5b | | $ 898.00 | |
| **6** | Add lines 4a through 4h and 5c. This is your **total deductions**. | | | $ 81,969.00 |

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

**GENERAL ASSESSMENT FORM**

For the fiscal year ended 12/31/2025

| | | | | | |
|---|---|---|---|---|---|
| 7 | | Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**. | | | $ 2,965,941.00 |
| 8 | | Multiply line 7 by .0015. This is your **General Assessment**. | | | $ 4,448.00 |
| 9 | | Current overpayment/credit balance, if any | | | $ 0.00 |
| 10 | | General assessment from last filed 2025 SIPC-6 or 6A | | $ 2,208.00 | |
| 11 | a | Overpayment(s) applied on all 2025 SIPC-6 and 6A(s) | $ 0.00 | | |
| | b | Any other overpayments applied | $ 0.00 | | |
| | c | All payments applied for 2025 SIPC-6 and 6A(s) | $ 2,208.00 | | |
| | d | Add lines 11a through 11c | | $ 2,208.00 | |
| 12 | | **LESSER** of line 10 or 11d. | | | $ 2,208.00 |
| 13 | a | Amount from line 8 | | $ 4,448.00 | |
| | b | Amount from line 9 | | $ 0.00 | |
| | c | Amount from line 12 | | $ 2,208.00 | |
| | d | Subtract lines 13b and 13c from 13a. This is your **assessment balance due**. | | | $ 2,240.00 |
| 14 | | Interest (see instructions) for 0 days late at 20% per annum | | | $ 0.00 |
| 15 | | **Amount you owe SIPC**. Add lines 13d and 14. | | | $ 2,240.00 |
| 16 | | Overpayment/credit carried forward (if applicable) | | | $ 0.00 |

| *SEC No.* | *Designated Examining Authority* | *FYE* | *Month* |
|---|---|---|---|
| 8-46943 | DEA: FINRA | 2025 | Dec |

*MEMBER NAME* CASCADE INVESTMENT GROUP INC
*MAILING ADDRESS* 444 E PIKES PEAK AVENUE SUITE 200
COLORADO SPRINGS, CO 80903

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

| | |
|---|---|
| CASCADE INVESTMENT GROUP INC | Scott Rethi |
| (Name of SIPC Member) | (Authorized Signatory) |
| 2/19/2026 | srethi@ciginc.net |
| (Date) | (e-mail address) |

Completion of the "Authorized Signatory" line will be deemed a signature.

***This form and the assessment payment are due 60 days after the end of the fiscal year.***